VIA EDGAR

March 28, 2022

Securities and Exchange Commission

Division of Corporate Finance

Office of Trade and Services

Washington, D.C. 20549

Attn: Erin Jaskot

Re: Genius Group Ltd.

Amendment No. 9 to Registration Statement on Form F-1

Filed March 25, 2022

File No. 333-257700

Dear Ms. Jaskot,

Genius Group Ltd (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on March 28, 2022, regarding the Registration Statement on Form F-1 filed with the Commission on March 25, 2022.

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For the Staff’s convenience, we have repeated below the Staff’s comments in italics and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 10 (“Amendment No. 10”) to the Registration Statement on Form F-1, which is being filed with the Commission contemporaneously with the submission of this letter. Caption and page references herein correspond to those set forth in Amendment No. 10.

Summary Combined Unaudited Pro Forma Financial Data for Genius Group (Including IPO Acquisitions)

Footnotes Relating to the Financial Statements Above, page 76

1. Please refer to footnote (5)(b). Your revised disclosure in footnote (5) and on page 122 in your filing now indicates that the revised purchase price for University of Antelope Valley includes a note payable of $17,500,000, which provides for an interest rate of 5%. Please revise your pro forma statements of operations for the year ended December 31, 2020 and the six months ended June 30, 2021 to include a pro forma adjustment for the interest expense associated with this note payable or explain why you do not believe this is required.

Response: We have revised our pro forma statements of operations for the year ended December 31, 2020 on page 72 and the six months ended June 30, 2021 on page 71 to include a pro forma adjustment for the interest expense associated with the note payable of $17,500,000 at an interest rate of 5%. We have added footnote (5)e. on page 77 to show the basis for recording the interest expense.

Furthermore, we have made conforming revisions in the following sections in the registration statement to reconcile with the above-mentioned change:

●	Page 11 in the section “A Brief History” update to net loss

●	Page 12 in the section “A Brief History” update to net loss

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●	Page 27 in the section “Summary Combined Unaudited Pro Forma Financial Data and Consolidated Audited Financial Data Pre-IPO Group” in the table “Summary Income Data”

●	Page 28 in the section “Non-IFRS Financial Measures — Adjusted EBITDA”

●	Page 78 footnote 9:-

○	Total Income (Loss) After Tax

○	Net income (Loss) per share, basic and diluted

●	Page 105 in the section “Non-IFRS Financial Measures”

●	Page 109 under “Additional Expenses” and “Non-IFRS Financial Measure - Adjusted EBITDA”

●	Page 114 under “Additional Expenses” and “Non-IFRS Financial Measure - Adjusted EBITDA”

General

2. We note your disclosure on pages 191, 192, and 199 indicates that the IPO deadline/terms under the relevant acquisition agreements for E-Square, Education Angels, and PIN were extended to April 30, 2022. However, the extending letters that you filed as exhibits 2.19, 2.20, and 2.21 indicate that the IPO deadline/terms under these acquisition agreements were extended through June 30, 2022. Please revise to reconcile the prospectus disclosure with the terms of these extending letters. As a related matter, please update your disclosure on page 198 to indicate that the IPO deadline/terms under your Stock Purchase Agreement with UAV were extended through April 30, 2022.

Response: We have revised the registration statement on pages 191, 192 and 199 to reconcile the prospectus disclosure with the terms of the extending letters for E-Square, Education Angels, and PIN. We have also updated our disclosure on page 198 to indicate that the IPO deadline/terms under our Stock Purchase Agreement with UAV were extended through April 30, 2022.

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We thank the Staff for its review of the foregoing and Amendment No. 10. We appreciate the Staff’s support in expediting the review process. If you have further comments, please feel free to contact our counsel, Benjamin S. Reichel, at breichel@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Roger James Hamilton
Roger James Hamilton, CEO

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